UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 14, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Finance Online Co. LTD

File No. 000-50975 - CF#31931

China Finance Online Co. LTD submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Forms 20-F filed on April 30, 2012; May 31, 2011; and May 28, 2010.

Based on representations by China Finance Online Co. LTD that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
4.61	20-F	April 30 2012	April 30, 2015
4.62	20-F	April 30 2012	April 30, 2015
4.78	20-F	May 31, 2011	April 30, 2015
4.75	20-F	May 28, 2010	April 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary